Filed Pursuant to Rule 424(b)(3)

Registration No. 333-140231

Prospectus Supplement

(To Prospectus Dated February 15, 2007)

ACCESS INTEGRATED TECHNOLOGIES, INC.

559,779 Shares of Class A common stock

This prospectus supplement supplements our prospectus dated February 15, 2007 (the “Prospectus”) relating to the resale by selling stockholders of 559,779 shares of our Class A common, including (i) 99,779 shares of Common Stock issued to security holders pursuant to a certain Securities Purchase Agreement, dated as of October 5, 2006, by and among Access Integrated Technologies, Inc., Silver Oak Capital, L.L.C., Alexandra Global Master Fund Ltd., JMG Capital Partners, L.P., JMG Triton Offshore Fund, Ltd., and the notes issued pursuant thereto and (ii) 460,000 shares of Common Stock issued to BP/KTF, LLC (“BP/KTF”) pursuant to a certain Asset Purchase Agreement, dated as of January 7, 2007, by and among Access Integrated Technologies, Inc., Vistachiara Productions, Inc., BP/KTF and each member of BP/KTF. You should read this prospectus supplement in conjunction with the Prospectus. This prospectus supplement updates information in the Prospectus and, accordingly, to the extent consistent, the information in this prospectus supplement supersedes the information contained in the Prospectus.

The entry in the Selling Stockholders table concerning BP/KTF is amended as follows:

	Shares Beneficially Owned Prior to Offering		Shares which may be offered Pursuant to this Offering	Shares Beneficially Owned After Offering

Name	Number	Percent (a)	Number	Number (b)	Percent (a)
Steven D. Trivette	7,500	*	7,500	0	*
Gregory S. Rutkowski	42,500	*	42,500	0	*
Kidtoons, Inc.	410,000	1.6%	410,000	0	*

The information in footnote (a) and (f) of the Selling Stockholders table is amended as follows:

1.	The following sentences are hereby added to the end of footnote (a):

“Calculation of the applicable percentage of ownership of each of Steven D. Trivette, Gregory S. Rutkowski and Kidtoons, Inc. (the “New Holders”) is based on 25,210,942 shares of Common Stock outstanding as of December 11, 2007 together with all applicable options, warrants and other securities convertible into shares of Common Stock for the named stockholder. Beneficial ownership each New Holder is determined in accordance with the rules of the SEC, and includes voting and investment power with respect to shares. Shares of Common Stock subject to options, warrants or other convertible securities exercisable by the New Holders within 60 days after December 11, 2007 are deemed outstanding for computing the percentage ownership of the person holding such options, warrants or other convertible securities, but are not deemed outstanding for computing the percentage of any other person. Except as otherwise noted, the named beneficial owner has the sole voting and investment power with respect to the shares shown.”

2.	Footnote (f) is deleted in its entirety.

Investing in our Class A Common Stock involves a high degree of risk. See “Risk Factors” section beginning on page 30 of the Company’s Form 10-Q for the quarter ended September 30, 2007, which was filed on November 11, 2007 and is incorporated by reference into the Prospectus.

Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 13, 2007.